ORBIS

04035185

Warszawa , 2004-06-21

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUL 01 2004
WASH. D.C. 158 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 19/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 19/2004

The Management Board of "Orbis" S.A. hereby informs of the receipt, on June 17, 2004, of an unconditional and irrevocable resignation of Mr. Jean - Philippe Savoye from his function as a member of the Supervisory Board, filed in writing and dated June 15, 2004. At the same time, we would like to inform that Mr. Jean-Philippe Savoye delivered to "Orbis" S.A. a copy of his unconditional and irrevocable resignation from his function as a member of the Management Board of the following companies: Accor Poland sp. z o.o., Hotel Muranowska Sp. z o.o., and SEHP Sp. z o.o., filed in writing and dated June 15, 2004, effective as of June 22, 2004, addressed to Accor Poland sp. z o.o., Hotel Muranowska Sp. z o.o., and SEHP Sp. z o.o.

The Management Board further informs that the above-mentioned documents have been served in connection with conditions precedent to appointment of Mr. Jean Philippe - Savoye as a President of "Orbis" S.A. Management Board which have been specified by the "Orbis" S.A. Supervisory Board at a meeting on May 25, 2004, and already reported by "Orbis" S.A. Management Board under item no 2 of the current report no 16/2004.